Mail Stop 3-8

      							 April 25, 2005




By Facsimile and U.S. Mail

Mr. Gregory R. Binkley
President and CEO
The Sportsman`s Guide, Inc.
411 Farwell Avenue South
St. Paul, MN 55075

      Re:    Form 10-K/A for the Year Ended December 31, 2004
                File No.  0-15767

Dear Mr. Binkley:

	We have reviewed your response dated April 15, 2005 to our comment letter dated March 2312, 2005 and have the following
additional comments.   Please understand that the purpose of our
review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K/A for the Year Ended December 31, 2004

Consolidated Balance Sheets, page 30

1. We note your response to prior comment 3. You state the entire $30 million purchase price consideration has been recorded including the $3 million in escrow which is not contingent and distributable when specified future events occur. Explain why the amount is in escrow if it is not contingent. Clarify how the breach of representations or warranties by the sellers is not a future event or happening.  Are there claims pending for which the final amount of
the claim is unknown?    Amounts held in escrow should be
disclosed
and not recorded as contingent consideration in your balance sheet
until the outcome is determinable beyond a reasonable doubt.   See
paragraph 26 of SFAS No. 141. Please advise or revise your financial statements for the following:

*
Elimination of $3 million in restricted cash and escrow liability balances;
* Reflect cash outflows for the acquisition as the entire $30.4 million and revise the related disclosures in Note D;
* Include the disclosures required in paragraphs 26 and 51f. of SFAS
No. 141; and
* Disclose the nature and amount of the corrections as required by paragraphs 36 and 37 of APB 20.

Note A-3 Revenue Recognition, page 31

2. We note your response to prior comment 8. Please advise or revise your disclosures for the following:

* Please tell us whether title for drop shipments passes to you or directly to your customers and how you overcome the indicators of net revenue reporting and report drop-shipments on a gross basis, if applicable. In your response include the criteria in EITF No. 99-19 and Question 10 of SAB Topic 13-A; and
* Please consider revising your disclosures referencing an installment payment plan because of your response stating you do not have installment sales.

      In your response, please show us what your revised disclosures will look like.

3. We note your response to prior comment 9. Please tell us what consideration you have given to SAB No. 104 which states a deferral of revenue for up-front fees like the Buyer`s Club fee is appropriate if those fees are not an exchange for products representing the culmination of a separate earnings process. See Question 1 of SAB Topic 13A3.f. If you believe that deferral is not appropriate and the up-front fee is a culmination of a separate earnings process, tell us how you satisfy the following:

* Your up-front fees qualify as single units of accounting under paragraph 9 of EITF No. 00-21;
* Your basis for allocating consideration to the separate units in the Buyer`s Club fee arrangement; and
* Your basis for the timing and the recording of the Buyer`s Club fee during the membership term.

Stock Options, page 37

4. We note your response to prior comment 10. Please advise or revise your current diluted-pro-forma calculations of earnings per share which do not appear to be calculated correctly in Form 10-
K/A.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Gregory R. Binkley
The Sportsman's Guide, Inc.
April 25, 2005
Page 1